SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Committee of the YUM! Brands 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of YUM! Brands 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is present for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ KPMG LLP
Louisville, Kentucky
June 29, 2017

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
(In thousands)

	2016	2015
Assets:
Investments at fair value:
YUM! Stock Fund	$144,930	$187,287
Yum China Stock Fund	56,184	—
Common/commingled trusts	432,118	389,071
Self-directed brokerage	7,757	7,200
Total investments, at fair value	640,989	583,558
Receivables:
Participant loans	9,470	9,971
Participant contributions	405	167
Employer contributions	342	132
Interest and dividends	84	71
Total receivables	10,301	10,341
Total assets	651,290	593,899
Liabilities:
Accrued fees and other liabilities	(145)	(103)
Total liabilities	(145)	(103)
Net assets available for benefits	$651,145	$593,796

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2016 and 2015
(In thousands)

	2016	2015
Net Investment income:
Net appreciation of investments	$81,189	$864
Interest	388	407
Dividends	4,701	4,438
	86,278	5,709
Less investment expenses	(819)	(788)
Net investment income	85,459	4,921
Contributions:
Participant	24,503	22,780
Employer	14,058	13,054
Total contributions	38,561	35,834
Deductions from net assets attributed to:
Benefits paid to participants	(66,671)	(66,193)
Net increase (decrease) in net assets	57,349	(25,438)
Net assets available for benefits:
Beginning of period	593,796	619,234
End of period	$651,145	$593,796

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

(1)	Plan Description

The following description of the YUM! Brands 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the "Company") adopted the Plan effective October 7, 1997. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The investments of the Plan are maintained in a trust (the "Trust") by State Street Bank and Trust Company (the "Trustee") who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets. Voya Institutional Plan Services, LLC and T.D. Ameritrade Institutional serve as record keepers for the Plan.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Internal Revenue Code ("IRC") section 401(k)(12)(B).

On October 31, 2016 (the "Distribution Date"), the Company completed the spin-off of its China business (the "Separation") into an independent, publicly-traded company under the name of Yum China Holdings, Inc. ("Yum China"). On the Distribution Date, the Company distributed to each of its shareholders of record as of the close of business on October 19, 2016 (the "Record Date") one share of Yum China common stock for each share of its Common Stock held as of the Record Date. The distribution was structured to be a tax free distribution to the Company's U.S. shareholders for federal income tax purposes in the United States. Yum China's common stock now trades on the New York Stock Exchange ("NYSE") under the symbol "YUMC".

In connection with the Separation, on October 25, 2016, the Plan was amended to establish the Yum China Stock Fund as a temporary investment option under the Plan to allow participants to receive distributions of Yum China common stock at the Distribution Date.

(b)	Contributions

Each participant in the Plan may elect to contribute up to 75% of eligible earnings, as defined in the Plan document. The maximum pre-tax annual contribution allowed for each of calendar years 2016 and 2015 was $18,000.

Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay. Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during 2016 or 2015.

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2016 and 2015 annual ERISA limits on these contributions were $6,000.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of the Company’s Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends from its

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

investments in the Company's Common Stock, which are used to purchase additional shares of the Company’s Common Stock.

Yum China Stock Fund

The objective of the Fund is to invest entirely in Yum China common stock. The Fund has been frozen to new investment since inception. Participants may not transfer funds into the Fund, and may not direct that any contributions be deposited into the Fund. The Fund will be eliminated as a Plan investment option at the end of September 2017, and any remaining participant balances will be transferred into the appropriate retirement date fund based upon the year in which the participant will become retirement eligible.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by a contract issued by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all stocks in the Standard and Poor's ("S&P") 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold futures contracts.

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

YUM! Retirement Date Funds

The Funds invest in a diversified selection of investments with the asset mix for each fund designed to provide an appropriate combination of risk and growth potential based on an expected retirement date. The Funds investments may include U.S. large cap stocks, U.S. small and mid cap stocks, international stocks, global Real Estate Investment Trusts, intermediate bonds, inflation-protected securities and high quality short duration bonds.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

All investments, with the exception of the YUM! Stock Fund, Yum China Stock Fund and self-directed brokerage accounts, are classified as common/commingled trusts.

Self-directed Brokerage Account ("SDBA")

The SDBA is a brokerage option that lets participants invest in a broad range of individual stocks, bonds, certificates of deposit, exchange traded funds and mutual funds.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The fixed interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Generally, any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.25% to 4.50% with maturity dates ranging from 2017 to 2020 as of December 31, 2016.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Payment of Benefits

Distributions under the Plan are generally made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock, Yum China's common stock and certain securities held in the Self-directed Brokerage funds.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's investment policy utilizing information provided by the investment advisers, including the appointment of investment managers, and the monitoring of the performance of the Plan's investment funds.  See Note 3 for discussion of fair value measurements.

Income Recognition

Income from investments and interest income are recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)	Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the years ended December 31, 2016 and 2015 and are summarized in Note 5.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

(f)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. In 2016 and 2015, all expenses were borne by the Company, except for monthly investment management service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)    Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, or financial instruments for which all significant inputs are observable; either directly or indirectly; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Plan’s investments at December 31, 2016 and 2015:

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

	Fair Value
	Level	2016	2015
YUM! Stock Fund	1	$144,930	$187,287
Yum China Stock Fund	1	56,184	—
Common/commingled trusts
YUM Retirement Date Funds:
Target Retirement 2010	1	1,844	1,942
Target Retirement 2015	1	5,552	6,006
Target Retirement 2020	1	11,188	11,656
Target Retirement 2025	1	18,939	17,227
Target Retirement 2030	1	16,767	16,056
Target Retirement 2035	1	18,538	16,322
Target Retirement 2040	1	17,067	14,493
Target Retirement 2045	1	11,214	9,162
Target Retirement 2050	1	7,997	6,087
Target Retirement 2055	1	4,713	3,745
Target Retirement 2060	1	516	120
Large Company Index Fund	1	91,761	85,610
Mid-Size Company Index Fund	1	63,998	53,777
Stable Value Fund	1	52,457	46,725
International Index Fund	1	42,136	43,003
Bond Market Index Fund	1	35,163	32,113
Small Company Index Fund	1	28,278	23,474
Government Short Term Investment Fund	1	3,990	1,553
		432,118	389,071

Self-directed brokerage accounts:
Equity securities	1	6,016	5,061
Mutual funds	1	1,741	2,139
		7,757	7,200

Total		$640,989	$583,558

YUM! Stock Fund and Yum China Stock Fund

YUM! Brands, Inc. and Yum China common stocks are valued at the closing prices reported on the NYSE Composite Listing and are classified within level 1 of the valuation hierarchy.

Common/Commingled Trusts

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 1 of the valuation hierarchy. The investments can be redeemed on a daily basis and there is no restriction on redemption.

Equity Securities

These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

Mutual Funds

These investments are valued at the NAV of shares held by the fund based on closing prices reported in an active market and classified within level 1 of the valuation hierarchy. The investments can be redeemed on a daily basis and there is no restriction on redemption.

The Plan has concluded that for the funds recorded at their NAV, that the NAV reported by the underlying fund approximates the fair value of the investment and these investments are redeemable with the fund at NAV.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, significant changes in market conditions and the economic environment have the potential to significantly impact the NAV of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions do occur in this limited secondary market, they may occur at discounts to the reported NAV.  It is therefore reasonably possible that if the fund were to sell these investments in the secondary market a buyer may require a discount to the reported NAV, and the discount could be significant. Plan participant transactions of investments or withdrawals may occur on a daily basis and there are no redemption restrictions on these funds. There are no unfunded commitments to participants at December 31, 2016 or 2015.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

During 2016, Plan management re-evaluated the Plan's investments as to whether they have a readily determinable fair value. Based on that re-evaluation, the leveling disclosure has been revised and the common/commingled trust investments were determined to have readily determinable fair values. As a result, the common/commingled trust investments are included in the preceding fair value hierarchy tables as being valued using level 1 inputs.

(4)	Tax Status

The Company obtained its latest tax determination letter dated October 6, 2014, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the tax determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan.  The financial statement effects of uncertain tax positions are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

(5)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2016	2015
Net assets available for benefits per the financial statements	$651,145	$593,796
Less benefits payable at end of year	(653)	(4)
Net assets available for benefits per the Plan’s Form 5500	$650,492	$593,792

Participant benefits

	2016	2015
Benefit payments per the financial statements	$66,671	$66,193
Less benefits payable at beginning of year	(4)	(616)
Add benefits payable at end of year	653	4
Benefit payments per the Plan’s Form 5500	$67,320	$65,581

Investment income

	2016	2015
Total net investment income per the financial statements	$85,459	$4,921
Change in the adjustment from fair value to contract value for common/commingled trusts	—	(814)
Total investment income per the Plan’s Form 5500	$85,459	$4,107

(6)    Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments, the YUM! Stock Fund, the Yum China Stock Fund and fees paid to the Trustee qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $502,000 and $488,000 for the years ended December 31, 2016 and 2015, respectively.

(7)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. Approximately 31% and 32% of net assets available for benefits are invested in either the Company's Common Stock or Yum China common stock at December 31, 2016 and 2015, respectively.

(8)	Subsequent Events

The Plan has evaluated subsequent events through June 29, 2017, the date of this filing and the date these financial statements were issued and available. There were no subsequent events to disclose that would have a material impact on these financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015
(Tabular amounts in thousands)

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issue,	Description
borrower, or similar party	of interest		Current value
YUM! Stock Fund [1]	2,288,496	shares	$144,930,439
Yum China Stock Fund [1]	2,150,984	shares	56,183,690
Common/commingled trusts:
Target Retirement Funds
SSGA 1 - 10 YE US Tips Index NL SF CL A [1]	412,533	shares	4,338,049
SSGA Global Equity Ex-US Index NL Series Fund [1]	1,668,847	shares	25,090,359
SSGA Global Real Estate Securities Index NL Series Fund [1]	267,822	shares	4,782,236
SSGA Russell Small / Mid Cap Index NL Series Fund [1]	295,990	shares	13,345,472
SSGA S&P 500 Index NL Series Fund [1]	1,038,298	shares	44,509,911
SSGA US Bond Index NL Series Fund [1]	1,336,855	shares	17,984,953
SSGA US Short Term Gov't / Credit Bond Index NL Series Fund [1]	38,885	shares	421,015
State Street Bloomberg COMM IND NL SER FD CLA [1]	720,346	shares	3,862,562
Large Company Index Fund [1]	173,572	shares	91,760,484
Mid-sized Company Index Fund [1]	944,693	shares	63,998,250
International Index Fund [1]	1,792,189	shares	42,136,157
Bond Market Index Fund [1]	1,324,238	shares	35,162,490
Small Company Index Fund [1]	544,336	shares	28,278,255
Government Short Term Investment Fund [1]	2,911,108	shares	3,990,381
Stable Value Fund [1]	52,683,498	shares	52,456,959
Total			432,117,533
Self-directed Brokerage Account [1]	Various		7,757,254
Loans to participants [1]	Interest rates range from 4.25% to 4.50%		9,470,270
Total			$650,459,186
[1] Party-in-interest as defined by ERISA.

Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ David E. Russell
Senior Vice President, Finance and Corporate Controller

Date: _______________